UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March, 2007

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Contax Participações S.A.
and Contax Participações S.A.
and Subsidiary
Consolidated Financial Statements at
December 31, 2006 and 2005
and Report of Independent Auditors

(A free translation of the original in Portuguese)

Report of Independent Auditors

To the Board of Directors and Shareholders
Contax Participações S.A.

1
We have audited the balance sheet of Contax Participações S.A. (Parent Company and Consolidated) as of December 31, 2006 and the related statements of income, of changes in shareholders’ equity (Parent Company) and of changes in financial position for the year ended on that date, prepared under the responsibility of its Management. Our responsibility is to express an opinion on these financial statements. As described in explanatory note 11, the examination of the financial statements related to the year ended on December 31, 2006 of the subsidiary TNL Contax S.A., used for equity accounting and consolidation purposes has been conducted under the responsibility of other independent auditors. Our report, in what regards the amounts of this subsidiary, is exclusively based on the reports of these other independent auditors.

2
Our exams have been conducted in compliance with the Brazilian audit standards, including: (a) the planning of the works, considering the relevance of the balances, the volume of transactions and the accounting and internal control systems of the Company; (b) the verification, based on tests, of the evidences and records that support the accounting figures and information disclosed and (c) the evaluation of the most representative accounting practices and estimates adopted by the Management of the Company, and of the presentation of the financial statements taken as a whole.

3
In our opinion, based on our exams and on the report of the other independent auditors, the financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of Contax Participações S.A. (Parent Company and Consolidated) as of December 31, 2006, and the result of its operations, the changes in shareholders’ equity (Parent Company) and the changes in financial position, for the year ended on that date, according to the accounting practices adopted in Brazil.

4
The financial statements related to the financial statements ended on December 31, 2005, presented for comparison purposes, have been audited by other independent auditors, who issued an unqualified opinion dated February 24, 2006.

Rio de Janeiro, March 06, 2007

BDO Trevisan Auditores Independentes	José Luiz de Souza Gurgel
CRC 2SP013439/O-5 “S” RJ	Partner-accountant
CRC RJ-087339/O-4

Contax Participações S.A. and
Contax Participações S.A. and Subsidiary

Balance Sheets at December 31
Expressed in thousands of Reais	(A free translation of the original in Portuguese)

		Parent Company		Consolidated				Parent Company		Consolidated

Assets	Note	2006	2005	2006	2005	Liabilities and stockholders' equity	Note	2006	2005	2006	2005

Current assets						Current liabilities
Cash and cash equivalents	8	38,975	89,246	231,299	229,488	Suppliers		483	90	47,761	52,787
Accounts receivable			-	53,868	32,843	Payroll and related accruals		25	-	112,382	101,267
Deferred and recoverable taxes	9	5,700	6,655	46,063	45,757	Taxes payable	13	2,455	4,583	39,559	36,679
Accounts receivable - subsidiary	11	85,650				Proposed dividends	15	12,390	13,469	12,390	13,469
Dividend	11	7,050				Other liabilities		(0)	1	1,275	685

Prepaid expenses and other assets		-	8	4,415	4,121			15,353	18,143	213,367	204,887

		137,375	95,909	335,645	312,209

Non-current assets						Non-current liabilities
Long-term assets						Long-term liabilities
Deferred and recoverable taxes	9	-	-	19,903	25,880	Provision for contingencies	14	-	-	28,899	28,917
Judicial deposits	10	-	-	7,938	3,784	Other liabilities	13	-	-	2,745	-
Credits receivable		-	-	9,321	13,087
Other assets		-	-	741	127

		-	-	37,903	42,878			-	-	31,644	28,917

Permanent assets

Investments	11	246,533	269,357	-	-	Stockholders' equity	15
Property and equipment	12	-	-	195,884	189,104	Capital stock		223,873	223,873	223,873	223,873
Intagible	12	-	-	44,134	36,736	Capital reserve		9,386	50,000	9,386	50,000

						Treasury Stock		(780)	-	(780)	-
		246,533	269,357	240,018	225,840	Earnings reserve		136,076	73,250	136,076	73,250

		246,533	269,357	277,921	268,718			368,555	347,123	368,555	347,123

Total assets		383,908	365,266	613,566	580,927	Total liabilities and stockholders' equity		383,908	365,266	613,566	580,927

The accompanying notes are an integral part of these financial statements.

Contax Participações S.A. and
Contax Participações S.A. and Subsidiary

Statements of Operations
Years Ended December 31
Expressed in thousands of Reais,	(A free translation of the original in Portuguese)

		Parent Company		Consolidated

	Note	2006	2005	2006	2005

Gross operating revenue		-	-	1,319,975	1,128,912
Deductions from gross revenue		-	-	(101,392)	(84,125)

Net operating revenue		-	-	1,218,583	1,044,787
Cost of services rendered	4	-	-	(1,041,195)	(855,857)

Gross profit		-	-	177,388	188,930

Operating income (expenses)
Equity results	11	69,876	71,751	-	-
Selling and general and administrative	4	(3,031)	(1,227)	(72,379)	(59,742)
Other operating income (expenses), net	5	(9)	(11)	(11,421)	(12,844)

		66,836	70,513	(83,800)	(72,586)

Operating income before financial results		66,836	70,513	93,588	116,344
Financial results	6	10,333	14,739	17,751	14,182

(loss)		77,169	85,252	111,339	130,526
Non-operating expense, net		-	-	-	235

Income (loss) before income tax
and social contribution		77,169	85,252	111,339	130,761

Income tax and social contribution:
Current	7	(2,455)	(4,583)	(29,088)	(27,230)
Deferred	7	-	-	(7,537)	(22,862)

Net income for the year		74,714	80,669	74,714	80,669

Total stock outstanding on the balance
sheet date (thousand)		364,145	382,122

Net income per thousand shares
outstanding at the balance sheet date
(in Reais)		R$ 205.18	R$ 211.11

The accompanying notes are an integral part of these financial statements.

Contax Participações S.A.

Statements of Changes in Shareholders' Equity
Expressed in thousands of Reais	(A free translation of the original in Portuguese)

			Earnings reserve

		Additional			Unrealized		Accumulated
	Capital	paid-in			income	Treasury	earnings
	stock	capital	Legal	Statutory	reserve	shares	(losses)	Total

At December 31, 2004	223,873	50,000	377		5,636			279,886

Net income for the year							80,669	80,669
Appropriation of net income:
Appropriation to legal reserve			4,033				(4,033)
Appropriation to statutory reserve				57,477			(57,477)
Unrealized income reserve					5,727		(5,727)
Proposed dividends (R$ 35.15 per thousand shares)							(13,432)	(13,432)

At December 31, 2005	223,873	50,000	4,410	57,477	11,363			347,123

Treasury shares purchases						(41,394)		(41,394)
Cancellation of shares		(40,614)				40,614
Net income for the year							74,714	74,714
Appropriation of net income:
Appropriation to legal reserve			3,736				(3,736)	-
Appropriation to statutory reserve				53,234			(53,234)	-
Appropriation to unrealizable profits reserve					12,906		(12,906)	-
Proposed dividends (R$ 32.65 per thousand shares)					(7,050)		(4,838)	(11,888)

At December 31, 2006	223,873	9,386	8,146	110,711	17,219	(780)		368,555

	2006	2005

Equity value per thousand shares	R$ 1,011.23	R$ 908.41

The accompanying notes are an integral part of these financial statements.

Contax Participações S.A. and

Contax Participações S.A. and Subsidiary

Statements of Changes in Financial Position
Years Ended December 31
Expressed in thousands of Reais	(A free translation of the original in Portuguese)

	Parent Company		Consolidated

	2006	2005	2006	2005

Financial resources were provided by:
Operations
Net income for the year	74,714	80,669	74,714	80,669
Expenses (income) not affecting working capital
Equity accounting adjustments	(69,876)	(71,751)
Depreciation and amortization			52,070	42,603
Provision for contingencies			3,897	10,908
Interest and long-term monetary/foreign exchange variations, net			1,851	1,000
Residual value of permanent assets written-off			304	407
Income tax and social contribuition deferred			7,537

	4,838	8,918	140,373	135,587

Third parties
Transfer of long-term assets to current assets		25,345	1,413	20,904
Declared dividend of subsidiary	7,050
Credit to receipt of decrease investment of subsidiary	85,650
Long-term liabilities increase			185

	92,700	25,345	1,598	20,904

Total funds provided	97,538	34,263	141,971	156,491

Financial resources were used for:
Increase in long-term assets			6,997	2,634
In property and equipment			66,552	89,637
Long-term liabilities reduction		84		256
Net transfers of long-term liabilities to current liabilities			184
Proposed dividends	11,888	13,432	11,888	13,432
Treasury stock purchases	41,394		41,394

Total funds used	53,282	13,516	127,015	105,959

Increase in working capital	44,256	20,747	14,956	50,532

Changes in working capital

Current assets
At the end of the year	137,375	95,909	335,645	312,209
At the beginning of the year	95,909	58,968	312,209	167,741

	41,466	36,941	23,436	144,468

Current liabilities
At the end of the year	15,353	18,143	213,367	204,887
At the beginning of the year	18,143	1,949	204,887	110,951

	(2,790)	16,194	8,480	93,936

Increase in working capital	44,256	20,747	14,956	50,532

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and Subsidiary

Notes to the Consolidated Financial Statements at December 31, 2006 and 2005
Expressed in thousands of Reais

1 Operations

(a) Contax Participações S.A. ("Contax Participações" or the "Company"), established on July 31, 2000, is a publicly-held Company whose registered corporate purpose is to hold interests in other commercial enterprises and civil societies as a partner, shareholder or quota holder in Brazil or abroad. Its only subsidiary, TNL Contax S.A. ("TNL Contax"), is a contact center service provider, which corporate purpose is providing telephonic customer assistance services in general.

The Company obtained its registration in BOVESPA and SEC and started the negotiations of shares and ADRs on August 29, 2005 in BOVESPA and on August 31, 2005 in the USA over-the-counter market.

Since the second quarter of 2006, the Company is implementing controls to comply with the Sarbanes Oxley Act.

(b) TNL Contax

TNL Contax S.A., established in August, 1988, is a joint-stock, privately-held company, which corporate purpose is providing telephonic customer assistance services in general, offering a variety of integrated customer interaction solutions between its clients and their consumers, including telemarketing operations, customer services, customer retention, technical support and bill collection through a variety of communication channels, including telephone contacts, internet access, e-mail, fax, development of technological solutions related to the telephonic customer assistance services offer, among others.

2 Elaboration and Summary of Significant Accounting Policies

The financial statements have been prepared and are being presented in accordance with accounting practices adopted in Brazil, the Brazilian Corporate Law and rules established by the Brazilian Securities Commission (CVM).

When preparing the financial statements, it is necessary to use estimates to record certain assets, liabilities and other transactions in the accounts. The consolidated financial statements of the Company and its subsidiary, consequently, include estimates for the determination of the useful lives of the fixed assets, the provisions required for contingent liabilities, decisions on the provisions for income tax and other similar matters. Actual amounts may differ from the estimates.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and Subsidiary

Notes to the Consolidated Financial Statements at December 31, 2006 and 2005
Expressed in thousands of Reais

3 Summary of Significant Accounting Policies

(a) Revenue recognition

Revenues from services rendered by TNL Contax are recorded on the accrual basis, i.e., on the effective rendering of the services, regardless of their billing dates. Most of the commercial contracts are priced based on indicators such as the number of workstations and speaking time, in addition to performance targets.

These revenues are calculated based on available information in the computerized control systems for these indicators, being calculated individually per client. Moreover, these indicators are constantly discussed with the Company's clients, and are reviewed when necessary. Any possible future adjustments arising from these reviews are subsequently recorded.

Operating costs and expenses are recorded on the accrual basis, and are represented mainly by personnel expenses.

Interest income and expense are represented mainly by interest on investments, Provisional Contribution on Financial Operations (CPMF) and interest and monetary restatements from contingencies, recorded on the accrual basis (for further details, see Note 6).

(b) Income tax and social contribution

The provisions for income tax and social contribution payable and deferred on temporary differences are established at the base rate of 34%. The installments paid for earlysettlement of income tax and social contribution are presented under "Deferred and Recoverable Taxes".

TNL Contax has carried out technical studies covering the generation of future results in compliance with management's expectations, taking into account the continuity and maintenance of the future results. These future results are brought to present values and compared to the nominal values of the recoverable tax credits during a period limited to ten years. The technical studies are updated on an annual basis and the tax credits are adjusted based on the outcome of the reviews. These studies are approved by the Company's governing bodies (for further details and projections, see Note 9).

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and Subsidiary

Notes to the Consolidated Financial Statements at December 31, 2006 and 2005
Expressed in thousands of Reais

(c) Current and non-current assets

These are presented at realizable values, including income and monetary variations, when applicable, calculated on a pro rata diem basis.

The provision for doubtful accounts is established based on management's expectations regarding the non-realization of amounts receivable, based on an individual analysis of each credit.

(d) Permanent assets

• Investment - investment in TNL Contax is accounted for using the equity method in compliance with CVM Instruction No. 247/96;

• Property and equipment - is presented at acquisition cost. Depreciation is calculated using the straight-line method at rates that take in to account the assets' expected useful life (Note 12).

• Intangible assets – in this account, is recorded the value of the software acquired or developed by the Company, stated at the acquisition cost. The amortization is calculated through the application of the straight-line method, with rates that take into consideration the software utilization estimates (Note 12).

(e) Payroll and related accruals

The amounts related to vacation pay owed to the employees are covered by provisions established in proportion to the acquisition period thereof.

The subsidiary TNL Contax signed in 2005, through a collective working agreement, a program denominated "PR", for profit sharing with all its workers, complying with the contract signed with FITTEL - Interstate Federation of Telecommunications Companies’ Workers. This profit sharing program is based on an increase in operating profit and individual performance, covering all its workers.

(f) Provision for contingencies

The provision for contingencies is established for the contingent risks with expectations of "probable loss" based on the opinion of management and in-house counsel, as well as outside legal advisers. The bases, amounts involved and types of main contingencies are described in Note 14.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and Subsidiary

Notes to the Consolidated Financial Statements at December 31, 2006 and 2005
Expressed in thousands of Reais

(g) Other current and non-current liabilities

These are presented at known or calculable values, in addition to the corresponding charges and monetary variations, when applicable, on a pro rata diem basis.

4 Costs of Services Rendered and Operating Expenses by Nature

	Consolidated – 2006

	Cost of	Selling,
	services	general and
	rendered	administrative	Total

Personnel expenses (i)	786,712	34,799	821,511
Third party services (ii)	133,384	27,366	160,750
Depreciation (iii)	47,151	4,919	52,070
Rental and insurance (iv)	61,799	3,513	65,312
Other	12,149	1,782	13,931

	1,041,195	72,379	1,113,574

	Consolidated – 2005

	Cost of	Selling,
	services	general and
	rendered	administrative	Total

Personnel expenses (i)	670,998	28,771	699,769
Third party services (ii)	93,055	24,038	117,093
Depreciation (iii)	37,919	3,939	41,858
Rental and insurance (iv)	39,385	1,354	40,739
Other	14,500	1,640	16,140

	855,857	59,742	915,599

(i)	Personnel expenses have increased constantly due to rising business volumes.

(ii)
The third party services considered as "Cost of Services Rendered" refer mainly to expenses with workstation maintenance and processing data, while the services considered as "Selling and general and administrative" refer to expenses with consulting services, traveling, legal advice and others.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and Subsidiary

Notes to the Consolidated Financial Statements at December 31, 2006 and 2005
Expressed in thousands of Reais

(iii)	This increase is due, mainly to the investments made due to the growth of its business.

(iv)	Basically represent commercial leasing expenses, real estates rentals and “contact center” operational infrastructure.

5 Other Operating Income (Expenses), Net

	Consolidated

	2006	2005

Other operating income
Reversal of contingencies (Note 14)	21.300	9.092
Recovered expenses	372	479

	21.672	9.571

Other operating expenses
Amortization of deferred charges (i)	-	(745)
Provisions for contingencies (Note 14)	(29.713)	(20.000)
Municipal Real Estate Tax (IPTU)	(1.811)	(1.053)
Others (ii)	(1.569)	(617)

	(33.093)	(22.415)

	(11.421)	(12.844)

(i)	The amortization of deferred charges was completed at December 31, 2005.

(ii)	It basically refers to judicial and procedural costs and other taxes and rates.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and Subsidiary

Notes to the Consolidated Financial Statements at December 31, 2006 and 2005
Expressed in thousands of Reais

6 Financial Results, net

	Parent company		Consolidated

	2006	2005	2006	2005

Financial income
Income from investments	10.701	13.415	25.523	21.568
Interest on loans with
subsidiary		1.963
Interest and monetary variations
on other assets		23	974	23
Other financial income			44	86

	10.701	15.401	26.541	21.677

Financial expenses
Interest and monetary variations
on other liabilities	(118)	(32)	(269)	(385)
CPMF tax	(106)	(624)	(5.332)	(5.341)
Interest & monetary restatement
of contingencies			(2.707)	(1.000)
Other	(144)	(6)	(482)	(769)

	(368)	(662)	(8.790)	(7.495)

	10.333	14.739	17.751	14.182

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and Subsidiary

Notes to the Consolidated Financial Statements at December 31, 2006 and 2005
Expressed in thousands of Reais

7 Income Tax and Social Contribution

The reconciliation of taxes calculated at nominal rates and the amount of taxes recorded are presented below:

	Parent Company		Consolidated

	2006	2005	2006	2005

Income (loss) before income tax
and social contribution	77,169	85,252	111,339	130,761

Income tax and social contribution - 34%	(26,237)	(28,986)	(37,855)	(44,459)
Permanent exclusion of equity results	23,758	24,396	-	-
Tax effects on permanent losses (i)	-	-	728	(6,453)
Others	24	7	502	820

Income tax and social contribution
credit (expense)	(2,455)	(4,583)	(36,625)	(50,092)

Effective rate	3.18%	5.38%	32.89%	38.31%

(i) This basically refers to non-deductible fines, donations, gifts and sponsorships.

	Parent Company		Consolidated

	2006	2005	2006	2005

Current
Income taxes	1,799	3,364	21,249	19,810
Social Contribuition	656	1,219	7,839	7,420

	2,455	4,583	29,088	27,230

Deferred
Income tax on temporary differences			(3,002)	9,419
Social contribution on temporary differences			(1,090)	3,400
Income tax on tax loss carryforwards			8,551	7,386
Social contribution on tax loss carryforwards			3,078	2,657

			7,537	22,862

	2,455	4,583	36,625	50,092

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and Subsidiary

Notes to the Consolidated Financial Statements at December 31, 2006 and 2005
Expressed in thousands of Reais

8 Cash and Cash Equivalents
	Parent Company		Consolidated

	2006	2005	2006	2005

Cash and cash equivalents (i)	107	313	65,235	75,539
Financial investments (ii)	38,868	88,933	166,064	153,949

	38,975	89,246	231,299	229,488

(i)	These amounts are kept in a current account as TNL Contax has commitments falling due during the first days of each month related to supplier payments, as well as taxes and payroll.

(ii)	The variation in the financial investments line of the parent company results from the fulfillment of commitments related to the payment of dividends and to the share buyback program.

This refers to financial investments which are indexed by the variation in the Interbank Deposit Certificates (IDC).

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and Subsidiary

Notes to the Consolidated Financial Statements at December 31, 2006 and 2005
Expressed in thousands of Reais

9 Deferred and Recoverable Taxes

	Parent Company		Consolidated

	2006	2005	2006		2005

	Short	Short	Short	Long	Short	Long
	term	term	term	term	term	term

Deferred taxes
Income tax on temporary differences			2,257	5,582	854	3,983
Social contribution on temporary differences			810	2,010	305	1,425
Income tax on tax loss carryforwards			6,327	9,414	9,248	15,044
Social contribution on tax loss carryforwards			2,782	2,897	3,329	5,428

			12,176	19,903	13,736	25,880

Other taxes recoverable
Income tax recoverable	1,746	3,054	19,546		18,254
Social contribution recoverable	637	1,108	7,210		6,719
Withholding income tax	3,317	2,493	5,191		4,381
Withholding taxes, other than income			443		862
INSS recoverable			440		1,248
Other taxes recoverable			1,057		557

	5,700	6,655	33,887		32,021

	5,700	6,655	46,063	19,903	45,757	25,880

TNL Contax records its deferred tax credits arising from temporary differences, tax loss carryforwards and negative base of social contribution in compliance with the provisions in CVM Decision Nº 273/98, which approved the Statement issued by the Institute of Independent Auditors of Brazil (IBRACON) on recording income tax and social contribution, as well as CVM Instruction Nº 371/02.

Pursuant to the technical study approved by the Company's governing board, the generation of future taxable profits during the next three years, brought to present value, will be sufficient to offset these tax credits, as follows:

At December 31, :	2006	2005

2006		12,577
2007	12,176	11,500
2008	10,900	8,972
2009	9,003

	32,079	33,049

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and Subsidiary

Notes to the Consolidated Financial Statements at December 31, 2006 and 2005
Expressed in thousands of Reais

The compensation of tax credits presented in 2005 did not contemplate the credits related to temporary additions, although the profitable income projections were sufficient to absorb such credits. In the 2006 projections, these temporary addition credits are contemplated.

10 Judicial Deposits
	Consolidated

	2006	2005

Tax	1,236	986
Labor	6,702	2,798

	7,938	3,784

The subsidiary TNL Contax maintains judicial deposits to ensure the right of recourse in lawsuits of tax and labor nature.

11 Investments - Subsidiary

Represents the Company’s investment in TNL Contax, as described below:

			capital	Interest %

	Shareholders'	Net income	reduction/	Total common	Voting	Equity	Investment
	Equity	for the year	dividend (ii)	shares outstanding	Capital	results	value

At December 31, 2005 (i)	269,357	71,751		309,550,226	100	71,751	269,357

At December 31, 2006 (i)	246,533	69,876	(92,700)	309,550,226	100	69,876	246,533

(i)	The accounting information of the investee, from December 31 2005 and 2006, has been reviewed by the independent auditors.

(ii)
The investment reduction occurred in 2006 refers to the receipt of dividends (R$ 7,050) and to the reduction of the subsidiary’s capital stock (R$ 85,650). The capital stock reduction was approved in the Extraordinary General Meeting held on December 01, 2006. The payment to the parent company took place on February 05, 2007, in compliance with the 60-day term for opposition by creditors, pursuant to Article 174, of Law 6,404/76.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and Subsidiary

Notes to the Consolidated Financial Statements at December 31, 2006 and 2005
Expressed in thousands of Reais

12   Property, Plant and Equipment – consolidated

	2005	2006

						Annual
						depreciation
Cost	start-up	addition	write-off	Transfer	closing	rate - %

Property and equipment:
Computer equipment	126,893	8,653	(970)	757	135,333
Furniture, fixtures and fittings	31,793	3,179		(250)	34,722
Facilities on third party
premises	88,203	34,198		1,044	123,445
Construction-in-progress	3,853	2,427	(83)	(5,320)	877
Other assets	14,147	2,907		150	17,204

	264,889	51,364	(1,053)	(3,619)	311,581

Intangible:
Software	54,310	15,188		3,619	73,117

	319,199	66,552	(1,053)		384,698

Depreciation/amortization

Property and equipment:
Computer equipment	(54,888)	(24,592)	749		(78,731)	20
Furniture, fixtures and fittings	(6,191)	(3,427)		64	(9,554)	10
Facilities on third party
premises	(12,628)	(10,594)		(2)	(23,224)	10
Other assets	(2,078)	(2,048)		(62)	(4,188)	4 a 10

	(75,785)	(40,661)	749		(115,697)

Intangible:
Software	(17,574)	(11,409)			(28,983)	20

	(93,359)	(52,070)	749		(144,680)

Property and equipment /
Intangible net	225,840	14,482	(304)		240,018

The increases recorded in 2006 are associated with the expansion of new sites in São Paulo and Pernambuco and reinvestments in sites in Rio de Janeiro, to expand the activities of the Company.

(i)	The real estates rental agreements effectiveness vary from 5 up to 8 years, with possibility of renewal for the same period.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and Subsidiary

Notes to the Consolidated Financial Statements at December 31, 2006 and 2005
Expressed in thousands of Reais

13  Taxes Payable

	Parent company		Consolidated

	2006	2005	2006		2005

	Short	Short	Short	Long	Short
	term	term	term	term	term

Income tax and social contribution	2,455	4,583	29,088		27,231
ISS			5,523		5,235
PIS and COFINS			4,170		4,213
INSS taid in installments(i)			768	2,745
Other			10

	2,455	4,583	39,559	2,745	36,679

(i)
It refers to the payment in installments of the INSS (Brazilian Social Security Institute) joint liability official notification, which is being totally onlended to third parties, not affecting the result, as described in Note 14.

14   Provision for Contingencies

	Consolidated

					Monetary readjustments
	2005	Additions	Investments	Reversals		2006

Tax
Service tax - ISS		516			155	671
Accrued severance pay - FGTS (i)	940		(289)	(355)	(296)
Social Security Institute - INSS (ii)	3,912	724			486	5,122

	4,852	1,240	(289)	(355)	345	5,793

Labor
Orbitall (iii)	7,020			(7,020)
Other claims (iv)	16,981	28,473	(4,227)	(20,945)	2,707	22,989

	24,001	28,473	(4,227)	(27,965)	2,707	22,989

Civil	64				53	117

	28,917	29,713	(4,516)	(28,320)	3,105	28,899

The provision for contingencies reflect management's best estimates for the amounts deemed sufficient to cover probable losses from pending claims at the balance sheet date, based on the expert opinions of legal advisors. The Company and its subsidiary have judicial deposits to guarantee their rights to appeal in labor lawsuits (see Note 10).

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and Subsidiary

Notes to the Consolidated Financial Statements at December 31, 2006 and 2005
Expressed in thousands of Reais

In the third quarter of 2006, TNL Contax was imposed an official notification regarding contributions to INSS and joint liability in the total amount of R$ 21.9 thousand. From this amount, R$ 3.5 thousand were already provisioned, R$ 3.7 thousand refer to third parties liabilities and are being totally onlended, not affecting the result of the period, recorded in the “Taxes paid in installments” account (see Note 13), as a counter entry to the “Other assets” account. For the R$ 14.7 thousand remaining, the Company has argued a defense appeal, since it does not agree with the understanding adopted by the fiscal authorities. In the opinion of the external legal advisors, there is no room for provision of any amount, since they believe that there are good possibilities of success.

(i)	Contingency reversed, due to the Company’s decision of paying the amounts under discussion.

(ii)
Mainly comprised by provision to regulate contributions to SENAC and SEBRAE entities, in the payments made to INSS (National Institute of Social Security), accordingly to the FPAS (Pension and Social Assistance Fund) table.

(iii)
This contingency was recorded as a counter entry to “Receivable credits”, based on the purchase and sale contract of quotas of Inovação Contact Center Serviços de Contatos Telefônicos Ltda. signed by Orbitall Serviços e Processamento de Informações Comerciais Ltda., and TNL Contax, Orbitall would remain fully liable for any labor claims whose dates precede the date of the acquisition of Inovação by TNL Contax (April 1, 2004). Since the labor lawsuits are being agreed with Orbitall, the Company’s management believes that is not necessary to maintain the record of the operation in assets and liabilities accounts.

(iv)
Pursuant to the services agreement executed by Telemar and TNL Contax, it was defined that labor claims, arising from the migration of work agreements shall be incumbent upon Telemar, which amount has been recorded as a counterentry to “Receivable Credits”. The amount of labor claims under Telemar’s responsibility represents R$ 4,840 thousand.

The labor claims filed against TNL CONTAX by employees and former employees hired by it during its operations amount to R$ 18,149 thousand.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and Subsidiary

Notes to the Consolidated Financial Statements at December 31, 2006 and 2005
Expressed in thousands of Reais

15 Shareholders' Equity

(a) Capital stock e shares rights

Contax Participações' capital of R$ 223,873 as of November 28, 2006, is comprised of 364,461,117 (2005 - 382,121,717) book entry, registered shares, with no par value, of which 121,487,217 are common shares and 242,973,900 are preferred shares, due to the cancellation of 5,886,700 common shares and 11,773,900 preferred shares, with no capital reduction, acquired by means of the share buyback program started on June 30, 2006.

Each common share is entitled to one voting right in the resolutions of the General Meeting.

The preferred shares issued by the Company shall not have voting rights, but shall be granted refund priority in the event of liquidation of the Company, without goodwill, and in the payment of minimum dividends, non cumulative, of (a) 6% (six per cent) per year, on the amount resulting from the division of the subscribed capital by the number of shares of the Company or (b) 3% (three per cent) of the share net equity value, prevailing the higher amount between (a) and (b).

The preferred shares may represent up to 2/3 (two thirds) of the total shares issued by the Company, with the possibility of changing the previous existing proportion between common and preferred shares.

(b) Additional paid-in capital

The capital reserve constituted in November 2004, in the amount of R$ 50,000, destined to the repurchase of shares, as per resolution of the board of directors on June 29, 2006, is represented on December 31, 2006, by the amount of R$ 9,386 (2005 – R$ 50,000), as a consequence of the utilization of this reserve for the share buyback program.

(c) Legal reserve

Pursuant to Article 193 of Brazilian Company Law, Contax Participações is obliged to allocate 5% of its net income calculated for the year to a legal reserve, up to 20% of the Company's capital. This allocation is optional when the legal reserve and the capital reserves exceed 30% of capital stock. This reserve may be used to increase capital or offsetting losses, and may not be distributed as dividends.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and Subsidiary

Notes to the Consolidated Financial Statements at December 31, 2006 and 2005
Expressed in thousands of Reais

(d) Statutory reserve

Pursuant to Article 194 of Brazilian Corporate Law and to Article 29 of the Company’s Bylaws, the Company allocated a statutory reserve to insure the realization of investments in the Company’s interest, as well as to reinforce its working capital. The statutory reserve is limited, together with all other profits reserves, to the amount of capital stock.

(e) Treasury Shares

At the Extraordinary Meeting of the Board of Directors held on June 29, 2006, and pursuant to the provisions of Article 17, XVI, of the Company’s Bylaws, the shares buyback proposal was approved, totaling the buyback of 5,886,700 common shares and 11,773,900 preferred shares, subsequently cancelled as per resolution of the Extraordinary General Meeting held on November 28, 2006.

At the Extraordinary Meeting held on November 30, 2006, the Board of Directors, pursuant to the provisions of Article 17, XVI, of the Company’s Bylaws, approved the launch proposal of the new share buyback program, for subsequent maintenance in treasury or cancellation, to be executed as from the date of disclosure of the resolution until November 30, 2007, under the terms of CVM Instruction no. 10/1980 and subsequent amendments. The objective of the program is the reacquisition of the Company’s shares, with no capital stock reduction.

The funds for the shares buyback will come from the statutory and capital reserves, in the amounts of R$ 9,386 and R$ 110,711, respectively. The quantity of shares to be acquired will be limited to 5,298,302 common shares and 24,058,194 preferred shares.

Up to December 31, 2006, 141,300 common shares, in the amount of R$ 442, and 175,200 preferred shares, in the amount of R$ 338, have been repurchased.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and Subsidiary

Notes to the Consolidated Financial Statements at December 31, 2006 and 2005
Expressed in thousands of Reais

			In Reais

			Average	Maximum	Minimum
	Number	Cost	cost	cost	cost

Preferred shares
1st Share buyback	11.774	21.517	1,83	1,95	1,61
Cancellation of shares	(11.774)	(21.517)	1,83
2nd Share buyback	175	338	1,93	1,95	1,91

	175	338	1,93

Common shares
1st Share buyback	5.887	19.097	3,24	3,41	3,12
Cancellation of shares	(5.887)	(19.097)	3,24
2nd Share buyback	141	442	3,13	3,29	3,08

	141	442	3,13

	316	780

(f) Unrealized income reserve

As stipulated in Articles 197 and 202 of Law No. 10,303, dated October 31, 2001, Contax Participações allocated the difference between the minimum statutory dividends and net income to the unrealized income reserve, which amount when realized and if not offset by losses in future years, will be added to the first dividend declared after such realization.

(g) Proposed dividends

In compliance with its by-laws, Contax Participações should distribute dividends for each year in an amount no less than 25% of adjusted net income, in compliance with Article 202 of Law No. 6,404/76. The Company may also distribute quarterly dividends, provided that the total amount of dividends paid does not exceed the value of its capital reserve.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and Subsidiary

Notes to the Consolidated Financial Statements at December 31, 2006 and 2005
Expressed in thousands of Reais

The mandatory minimum dividends were calculated as follows:
2006

Net income for the year	74,714
Appropriation to legal reserve - 5%	(3,736)

Adjusted net income	70,978

Mandatory minimum dividends - 25%	17,744

Number of common shares outstanding (in thousand)	121,346
Number of preferred shares outstanding (in thousand)	242,799
The statutory minimum dividends were calculated as follows:

Common shares have voting rights on corporate decisions, while preferred shares do not have these voting rights, although they are assigned priority for reimbursement should the Company be liquidated, with no premium, and on payment of the non-cumulative minimum dividends of: (i) 6% per annum (p.a.) on the amount resulting from dividing the paid-in capital stock by the number of preferred shares issued by the Company; or (ii) 3% of the value of the Shareholders' equity book value per share, whichever is greater, calculated as follow:

2006

Capital	223,873
X percentage of preferred shares	66.67%
X percentage of statutory dividends	6%

Statutory minimum dividends	8,955

Shareholders' equity	380,443
X percentage of preferred shares	66.67%
X percentage of statutory dividends	3%

Statutory minimum dividends	7,609

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and Subsidiary

Notes to the Consolidated Financial Statements at December 31, 2006 and 2005
Expressed in thousands of Reais

As shown in Note 15 (f), Contax Participações appropriated the difference between the minimum mandatory dividends and the proposed dividends to the unrealized income reserve, in the amount of R$ 12,906, which represents the Company’s Net Income for the year after all appropriations to constitute the legal reserve (R$ 3,736) and the statutory reserve (R$ 53,234) (Note 15 (d)), as well as the proposed dividends (R$ 4,838) on the income of the period.

2006

Net income for the year	74,714
Appropriation to legal reserve - 5%	(3,736)

Adjusted net income	70,978

Mandatory minimum dividends - 25%	17,744
Proposed dividends	(4,838)

Unrealized income reserve	12,906

Net income for the year	74,714
Unrealized income adjustments	(62,826)

Equity accounting adjustments	(69,876)
Dividends TNL Contax	7,050
Net income realized	11,888

Payable dividends
Proposed dividends (i)	4,838
Unrealized income reserve 2004 (ii)	5,636
Unrealized income reserve 2005 (iii)	1,414

11,888

(i)
Distribution of part of the 2006 result exclusively to holders of preferred shares, pursuant to priority ensured in Article 5, Paragraph 3, of the Company’s Bylaws and constitution of a new realizable profits reserve (R$ 12,906).

(ii)	Utilization of the constituted realizable profits reserve in 2004 exclusively for payment to the holders of preferred shares.

(iii)
Utilization of part of the realizable profits reserve constituted in 2005 for payment to shareholders in the proportion of 1/3 for holders of common shares and 2/3 for holders of preferred shares, as per the type of shares.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and Subsidiary

Notes to the Consolidated Financial Statements at December 31, 2006 and 2005
Expressed in thousands of Reais

Management is proposing at the Annual General Meeting to allocate R$ 53,234 to constitute the statutory reserve for investments and R$ 11,888 as proposed dividends, all related to the year ended December 31, 2006 (R$ 4,838) and with the utilization of the realizable profits reserve (R$ 7,050).

At the Annual General Meeting held on April 18, 2006, was approved the distribution of R$ 13,432 as dividends proposed in the year ended December 31, 2005, to the Company’s shareholders owning shares on April 18, 2006. Dividends were paid as from June 5, 2006, remunerated through the application of the Referential Rate – TR, since January 01, 2006.

16 Financial Instruments

The accounting balances, such as cash and banks, investments, accounts receivable, other assets and accounts payable, related to the financial instruments presented in the balance sheet, when compared to their corresponding market values, do not show relevant differences. The Company does not maintain loans and financings in national or foreign currency, consequently, it does not contract operations with financial instruments to reduce the risk of interest or currency oscillations.

The subsidiary has several commercial leasing agreements regarding furniture and IT equipment, which payments are allocated to the result of the period in the rentals and insurances lines, during the term of such agreements.

Such agreements may be summarized as follows:

		Total present value of the agreements

	Amount of installments		Payable balance

Lessor		2006	2006	2005

CIT	48	300,368	206,503	281,595
HP	36	12,379,782	5,048,429	9,341,267
HP	48	13,136,136	10,000,081	12,930,183
IBM	48	3,227,034	2,265,891	3,072,650
UNIBANCO	48	14,709,301	10,369,662	14,046,988

		43,752,621	27,890,567	39,672,682

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and Subsidiary

Notes to the Consolidated Financial Statements at December 31, 2006 and 2005
Expressed in thousands of Reais

(a) Investments

Consists, mainly, of an investment in a closely held corporation, recorded on the equity method, with 100% interest, according to Note 11.

(b) Credit risk

The credit risk associated with accounts receivable is not relevant, due to the financial size of the companies to which the Company provides services, in addition to the monitoring controls imposed on the client portfolio. Thus, there is no need to constitute an allowance for doubtful accounts.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and Subsidiary

Notes to the Consolidated Financial Statements at December 31, 2006 and 2005
Expressed in thousands of Reais

17 Related Parties - Consolidated

The main transactions between the Parent Company and its subsidiary, and between the latter and other related parties are summarized below:

	2006

			Brasil	Brasil	Telemar
	Telemar	Oi	CAP	Veículos	Internet	Total

Assets
Accounts receivable	7,430		274	540		8,244

Liabilities
Suppliers	1,807	131				1,938

Revenues
Revenues from services rendered	605,750	152,284	3,241	5,805	7,657	774,737

Costs and expenses
Costs of services rendered	(26,547)	(2,344)				(28,891)

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and Subsidiary

Notes to the Consolidated Financial Statements at December 31, 2006 and 2005
Expressed in thousands of Reais

	2005

						Telemar
			TNL	Brasil	Brasil	Internet
	Telemar	Oi	Contax	CAP	Veículos	Internet	TNL	Total

Assets
Accounts receivable	426			243	548			1,217

Liabilities
Suppliers	1,647	132						1,779

Revenues
Revenues from services rendered	616,590	103,713		2,955	4,904	5,743		733,905
Financial revenues (Note 6)			1,963					1,963

	616,590	103,713	1,963	2,955	4,904	5,743		735,868

Costs and expenses
Costs of services rendered	(7,016)	(1,866)						(8,882)
Financial expenses (Note 5)							(1)	(1)

	(7,016)	(1,866)					(1)	(8,883)

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and Subsidiary

Notes to the Consolidated Financial Statements at December 31, 2006 and 2005
Expressed in thousands of Reais

The transactions with related parties are carried out at terms, rates and conditions similar to those for third parties. The loans are remunerated at a rate of 102% of the Interbank Deposit Certificate (IDC) and are classified under long-term assets, based on their expected settlement.

18 Insurance

The Company has a corporative program for risk management with the objective to minimize risks, obtaining in the market cover compatible with its size and operations. Management understands that the amounts of the policies to cover any possible future material damages and loss of revenues arising from such events (loss of profits) are sufficient to guarantee the integrity of its assets and full protection of the continuity of its operations.

At December 31, 2006, the Company had the following main insurance policies contracted with third parties:

Amounts
Insurance lines	insured

D&O Management Civil Liability	128,232
Fire - Permanent assets	64,160
Loss of income	52,310
Comprehensive general liability	5,000

*     *     *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2007

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.